Filed Pursuant to Rule 424(b)(3)

Registration No. 333-270467

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated January 30, 2026

Pricing Supplement FIMF No. 99 dated    , 2026

(To Prospectus Supplement dated April 21, 2023 and

Prospectus dated March 10, 2023)

$

U.S. Bancorp
Senior Medium-Term Notes, Series CC
Callable Fixed Rate Notes due January 31, 2046

General

•These Notes (as defined herein) are designed for an investor who seeks a fixed income investment at an interest rate of 5.30% per annum but who is also willing to accept the risk that the Notes will be called, at our option, prior to the Maturity Date.

•At our option, we may redeem the Notes, in whole but not in part, on any of the Redemption Dates specified below.

•The Notes may be purchased in minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.

Key Terms
Payment at Maturity:

On the Maturity Date, we will pay you the principal amount of your Notes plus any accrued and unpaid interest, provided that your Notes are outstanding and have not previously been called on any Redemption Date.

Call Feature:

On the 19th calendar day of February, May, August and November of each year, beginning on February 19, 2031, and ending on November 19, 2045 (each, a “Redemption Date”), we may redeem your Notes, in whole but not in part, at a price equal to the principal amount being redeemed plus any accrued and unpaid interest, subject to the Business Day Convention and the Interest Accrual Convention described below. If we intend to redeem your Notes, we will deliver notice to The Depository Trust Company (“DTC”) on any business day after the Original Issue Date that is at least 5 business days before the applicable Redemption Date.

Interest:

Subject to the Interest Accrual Convention, with respect to each Interest Period, for each $1,000 principal amount Note, we will pay you interest in arrears on each Interest Payment Date in accordance with the following formula:

$1,000 × Interest Rate × Day Count Fraction.

Interest Periods:

The period beginning on and including the Original Issue Date and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to any earlier redemption and the Interest Accrual Convention described below.

Interest Payment Dates:

Interest on the Notes will be payable in arrears on the 19th calendar day of February of each year, beginning on February 19, 2027 to and including the Maturity Date (each, an “Interest Payment Date”), subject to any earlier redemption and the Business Day Convention and Interest Accrual Convention described below.

Interest Rate:	5.30% per annum
Pricing Date:	Expected to be February 17, 2026
Original Issue Date:	Expected to be February 19, 2026 (Settlement Date)
Maturity Date:	Expected to be January 31, 2046, subject to the Business Day Convention
Business Day Convention:	Following
Interest Accrual Convention:	Unadjusted
Day Count Fraction:	30/360
CUSIP:	91159XEC5

	Price to Public(1)(3)	Fees and Commissions(2)(3)	Proceeds to Us (Before Expenses)
Per Note	$1,000.00	$	$
Total	$	$	$

(1)The price to public includes the estimated cost of hedging our obligations under the Notes through one or more of our affiliates.

(2)U.S. Bancorp Investments, Inc. (“USBI”), acting as agent for us, may pay some or all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. These selling commissions will vary and will be up to $35.00 per $1,000 principal amount Note. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-7 of this pricing supplement.

(3)With respect to Notes sold to eligible institutional investors or fee-based advisory accounts for which an affiliated or unaffiliated broker-dealer is an investment adviser, the price to the public will be between $965.00 and $1,000 per $1,000 principal amount Note. Broker-dealers who purchase the Notes for these accounts may forgo some or all selling commissions related to these sales. The per Note price to the public in the table above assumes a price to the public of $1,000 per $1,000 principal amount Note.

Because our affiliate, USBI, is participating in sales of the Notes, the offering is being conducted in compliance with the applicable requirements of Financial Industry Regulatory Authority (“FINRA”) Rule 5121.

The Notes are unsecured obligations of U.S. Bancorp and all payments on the Notes are subject to the credit risk of U.S. Bancorp. The Notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or any other government agency or instrumentality of the United States or any other jurisdiction.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these Notes or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the Notes involves risks. See the “Additional Risk Factors” beginning on page PS-4 of this pricing supplement and the “Risk Factors” beginning on page S-6 of the accompanying prospectus supplement.

We will deliver the Notes in book-entry form through the facilities of DTC on or about    , 2026 against payment in immediately available funds.

U.S. Bancorp Investments, Inc.

ABOUT THIS PRICING SUPPLEMENT

You should read this pricing supplement together with the prospectus dated March 10, 2023 (the “prospectus”) and the prospectus supplement dated April 21, 2023 (the “prospectus supplement”), each relating to our Senior Medium-Term Notes, Series CC of which these Notes are a part, for additional information about the Notes. Information in this pricing supplement supersedes information in the prospectus supplement and the prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the prospectus supplement or the prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and the prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement and the accompanying prospectus supplement and the prospectus, and in the documents referred to in these documents and which are made available to the public. We have not, and USBI has not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We are not, and USBI is not, making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or the prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement nor the accompanying prospectus supplement or the prospectus constitutes an offer, or an invitation on our behalf or on behalf of USBI, to subscribe for and purchase any of the Notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “U.S. Bancorp,” the “Issuer,” the “Company,” “we,” “us” and “our” in this pricing supplement are references to U.S. Bancorp and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•Prospectus supplement dated April 21, 2023 and Prospectus dated March 10, 2023

SUMMARY OF KEY TERMS

The information in this “Summary of Key Terms” section is qualified by the more detailed information set forth in the accompanying prospectus supplement and the prospectus. See “About This Pricing Supplement” in this pricing supplement.

Issuer:	U.S. Bancorp
Type of Note:	Callable Fixed Rate Notes due January 31, 2046 (the “Notes”)
CUSIP:	91159XEC5
Issue Price:	100% of the Principal Amount
Minimum Denominations:	$1,000 and integral multiples of $1,000 in excess thereof.
Principal Amount:	$1,000 per Note
Aggregate Principal Amount of Notes:	$
Currency:	U.S. Dollars (“$”)
Term:	Twenty years, unless previously called
Pricing Date:	Expected to be February 17, 2026
Original Issue Date:	Expected to be February 19, 2026 (to be determined on the Pricing Date and expected to be the second scheduled Business Day after the Pricing Date)
Maturity Date:	Expected to be January 31, 2046, subject to early redemption and postponement as described in “—Business Day Convention; Interest Accrual Convention” below.
Interest Rate:	5.30% per annum.
Interest:

Subject to the Interest Accrual Convention, with respect to each Interest Period, for each $1,000 principal amount Note, we will pay you interest in arrears on each Interest Payment Date in accordance with the following formula:

$1,000 × Interest Rate × Day Count Fraction.

Interest Period:

The period beginning on and including the Original Issue Date and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to any earlier redemption and the Interest Accrual Convention described below and in the accompanying prospectus supplement

Interest Payment Dates:

Interest on the Notes will be payable in arrears on the 19th calendar day of February of each year, beginning on February 19, 2027 to and including the Maturity Date (each, an “Interest Payment Date”), subject to any earlier redemption and the Business Day Convention and Interest Accrual Convention described below.

Day Count Fraction:	30/360 Unadjusted
Record Date:	The fifteenth calendar day, whether or not a Business Day, immediately preceding each Interest Payment Date.

Optional Early Redemption / Redemption Price:

We have the right to redeem the Notes, in whole but not in part, on a Redemption Date. The Redemption Price will be 100% of the principal amount plus any accrued and unpaid interest to, but excluding, the date of such redemption. If we elect to redeem the Notes, we will send a notice to DTC at least five business days before the Redemption Date. We will have no independent obligation to notify you directly.

If the Notes are redeemed early, they will cease to be outstanding on the Redemption Date, and no further payments will be made on the Notes.

Redemption Dates:

February 19, May 19, August 19 and November 19 of each year, beginning on February 19, 2031 and ending on November 19, 2045, subject to postponement as described in “—Business Day Convention; Interest Accrual Convention” below.

Calculation Agent:	U.S. Bank Trust National Association
Ranking:	Senior, unsecured
Business Day:

Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law, regulation or executive order to close in the city of New York.

Business Day Convention; Interest Accrual Convention:

Following. If any scheduled payment date is not a Business Day, such payment will be made on the next day that is a Business Day, and no interest will accrue or be paid from and after the scheduled payment date. No adjustment will be made to the length of the relevant interest period.

Listing:	None
Conflicts of Interest:

Our affiliate, USBI, is a member of FINRA and is participating in the distribution of the Notes. Because USBI has a conflict of interest pursuant to FINRA Rule 5121, the distribution arrangements for this offering must comply with the requirements of FINRA Rule 5121, regarding a FINRA member firm’s participation in the distribution of securities of an affiliate. In accordance with FINRA Rule 5121, no FINRA member firm that has a conflict of interest under FINRA Rule 5121 may make sales in this offering to any discretionary account without the prior approval of the customer.

Market-Making; Resale by Affiliates:

Our affiliates, including USBI, may use this pricing supplement, the prospectus supplement and the prospectus, together with any other applicable prospectus, in connection with offers and sales of the Notes in the secondary market. These affiliates may act as principal or agent in those transactions. Secondary market sales will be made at prices related to market prices at the time of sale. In this pricing supplement, the prospectus supplement and the prospectus, an offering of Notes refers to the initial offering of the Notes made in connection with their original issuance, and does not refer to any subsequent resales of Notes in market-making transactions.

The Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

ADDITIONAL RISK FACTORS

An investment in the Notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-6 of the accompanying prospectus supplement.

You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus supplement and the prospectus.

Structure Risks

We may redeem the Notes prior to maturity, in which case you will receive no further interest payments.

We retain the option to redeem the Notes, in whole but not in part, on the Redemption Date by giving at least five business days’ prior notice. It is more likely that we will redeem the Notes prior to their stated Maturity Date to the extent that the interest payable on the Notes is greater than the interest that would be payable on our other instruments of a comparable maturity, terms and credit rating trading in the market. If the Notes are redeemed prior to their stated Maturity Date, you will receive no further interest payments from the Notes redeemed and may have to reinvest the proceeds in a lower rate environment.

If we redeem the Notes prior to the Maturity Date, you may not be able to reinvest the proceeds from an investment in the Notes at a comparable return and/or with a comparable interest rate.

If we redeem the Notes prior to the Maturity Date the term of the Notes will be reduced, and you will not receive interest payments after the applicable Redemption Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the Notes are redeemed prior to the Maturity Date.

The price at which the Notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased.

The price at which the Notes may be sold prior to maturity will depend on a number of factors. Some of these factors include, but are not limited to: (i) changes in interest rates generally, (ii) any actual or anticipated changes in our credit ratings or credit spreads, and (iii) time remaining to maturity. In particular, because the terms of the Notes permit us to redeem the Notes prior to maturity, the price of the Notes may be impacted by the redemption feature of the Notes. Additionally, the interest rates of the Notes reflect not only our credit spread generally but also the redemption feature of the Notes and thus may not reflect the rate at which a note without a redemption feature and increasing interest rate might be issued and sold.

Depending on the actual or anticipated level of interest rates, the market value of the Notes may decrease, and you may receive substantially less than 100% of the price to public if you sell your Notes prior to maturity.

Conflicts of Interest

Potential conflicts of interest.

We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent, acting as an agent of the offering of the Notes and hedging our obligations under the Notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. In addition, our business activities, including hedging and trading activities for our own accounts or on behalf of customers, could cause our economic interests to be adverse to yours and could adversely affect any payment on the Notes and the value of the Notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the Notes could result in substantial returns for us or our affiliates while the value of the Notes declines.

General Risks

Your investment is subject to our credit risk.

The Notes are our senior unsecured debt obligations and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of the Issuer, except such obligations as may be preferred by operation of law. All payments to be made on the Notes, including the interest payments and the return of the principal amount at maturity, depend on our ability to satisfy our obligations as they come due. As a result, our actual and perceived creditworthiness may affect the market value of the Notes, and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the Notes.

If we default on our obligations under the Notes, your investment would be at risk and you could lose some or all of your investment. See “Description of Notes—Events of Default” in the accompanying prospectus supplement.

The inclusion of dealer spread and projected profit from hedging in the price to public is likely to adversely affect secondary market prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which USBI or any other party is willing to purchase the Notes at any time in secondary market transactions will likely be significantly lower than the price to public, since secondary market prices are likely to exclude fees and commissions paid with respect to the Notes and the cost of hedging our obligations under the Notes that are included in the price to public. The cost of hedging includes the projected profit that we and/or our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by USBI as a result of dealer discounts, mark-ups or other transaction costs.

The Notes will not be listed on any securities exchange and we do not expect a secondary market for the Notes to develop.

The Notes will not be listed on any securities exchange. Although USBI and/or its affiliates may purchase the Notes from holders, they are not obligated to do so and are not required to make a market for the Notes. There can be no assurance that a secondary market will develop for the Notes. Because we do not expect that any market makers will participate in a secondary market for the Notes, the price at which you may be able to sell your Notes is likely to depend on the price, if any, at which USBI and/or its affiliates are willing to buy your Notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your Notes prior to maturity or early redemption. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the Notes to maturity or early redemption.

Changes in tax laws may adversely impact your investment in the Notes.

The tax consequences of the ownership and disposition of the Notes may be the subject of future tax legislation which could adversely impact your investment in the Notes.

We cannot predict whether any particular proposed tax legislation will be enacted or, if enacted, what the specific provisions or the effective date of any such tax legislation would be, or whether it would have any effect on holders of Notes. No assurance can be provided that future legislative, administrative, or judicial developments will not result in an increase in the amount of tax payable by holders of Notes.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The discussion entitled “Certain United States Federal Income Tax Consequences” in the accompanying prospectus supplement provides a summary of material U.S. federal income tax considerations relating to an investment in the Notes, which you should carefully review prior to investing in the Notes. See also “Additional Risk Factors—Changes in tax laws may adversely impact your investment in the Notes” on page PS-5 of this pricing supplement.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

USBI will purchase the Notes from us at the price to public less the selling commissions set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers or will offer the Notes directly to investors. USBI or other registered broker-dealers will offer the Notes at the price to public set forth on the cover page of this pricing supplement. USBI may pay some or all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. These selling commissions will vary and will be up to $35.00 per $1,000 principal amount Note.

With respect to Notes sold to eligible institutional investors or fee-based advisory accounts for which an affiliated or unaffiliated broker-dealer is an investment adviser, the price to the public will be between $965.00 and $1,000 per $1,000 principal amount Note. Broker-dealers who purchase the Notes for these accounts may forgo some or all selling commissions related to these sales.

We expect to deliver the Notes against payment therefor in New York, New York on a date that is more than one business day following the Pricing Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the business day before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

Conflicts of Interest

Our affiliate, USBI, is a member of FINRA and is participating in the distribution of the Notes. Because USBI has a conflict of interest pursuant to FINRA Rule 5121, the distribution arrangements for this offering must comply with the requirements of FINRA Rule 5121, regarding a FINRA member firm’s participation in the distribution of securities of an affiliate. In accordance with FINRA Rule 5121, no FINRA member firm that has a conflict of interest under FINRA Rule 5121 may make sales in this offering to any discretionary account without the prior approval of the customer.

Market-Making Resales by Affiliates

Our affiliates, including USBI, may use this pricing supplement, the prospectus supplement and the prospectus, together with any other applicable prospectus, in connection with offers and sales of Notes in the secondary market. These affiliates may act as principal or agent in those transactions. Secondary market sales will be made at prices related to market prices at the time of sale. In this pricing supplement, the prospectus supplement and the prospectus, an offering of Notes refers to the initial offering of the Notes made in connection with their original issuance, and does not refer to any subsequent resales of Notes in market-making transactions.

While USBI may make markets in the Notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See the section titled “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the Notes includes costs that we or our affiliates expect to incur and profits that we or our affiliates expect to realize in connection with hedging activities related to the Notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Original Issue Date.

LEGAL MATTERS

The validity of the Notes will be passed on for us by Willkie Farr & Gallagher LLP, Chicago, Illinois.